Concept Communications, Inc.
                     650 Massachusetts Avenue, N.W.,
                    Suite 200, Washington, D.C., 20001


April 16, 1996

BDO Seidman
1129 20th Street N.W., Suite 500
Washington, D.C. 20036

Gentlemen:

Concept Communications, Inc. ("Concept") is the majority shareholder of the Common Stock of The Nostalgia Network, Inc.
("Nostalgia").   Concept hereby represents that it has the
ability and intends to continue to provide financial support to Nostalgia through the remainder of 1996. This financial support is intended to satisfy the following specific cash needs of Nostalgia to the extent required in such circumstances:

1. Programming commitments entered into prior to January 1, 1996 which fall due during 1996, and which shall not exceed
     $6,200,000;

2. Lease commitments entered into prior to January 1, 1996 which fall due during 1996, and which shall not exceed
     $2,900,000;

3. Operating expenses incurred during 1996 to the extent not satisfied by cash flow from operations.

Notwithstanding the above, the financial support to be provided by Concept to Nostalgia during 1996 shall be no more than $10,000,000 (and may be less depending on the circumstances) which is to be given as follows:

a. $1,000,000 loaned to Nostalgia on or about February 26, 1996;

b.   $4,500,000 loaned to Nostalgia on April 16, 1996 (the "April
     1996 Loan"); and

c. Any remaining balance, not to exceed $4,500,000 over the remainder of 1996.

     It is understood that the financial support provided by Concept shall not be used for programming commitments entered into after December 31, 1995, unless specifically approved by Concept. Concept's financial support may be in the form of debt or equity financing. Should such financing be in the form of debt, the principal amount of such debt will not be callable prior to February 1, 1997. Concept's commitment to provide such financial support shall cease if, prior to December 31, 1996, as a result of issuances of its securities by Nostalgia, Concept shall no longer possess a majority of the equity or voting power of Nostalgia. In the event that Nostalgia enters into a strategic partnership, Concept's commitment may be reduced up to the amount of the partner's investment, be it as debt or equity financing, into Nostalgia.

     Concept does not intend to convert interest on its loans to Nostalgia into equity. Pursuant to a letter agreement with Nostalgia of date even herewith, Concept will receive monthly interest payments on the April 1996 Loan. However, if on February 1, 1997, all interest payments have not been paid in full, and all accrued and unpaid interest on all other outstanding loans Concept shall have made to Nostalgia have not been paid in full, then all such outstanding loans shall then have their interest rates adjusted to a rate equal to the Prime Rate, as published in the Wall Street Journal, and adjusted from time to time, plus two (2) percentage points. We understand you are relying on our representation in connection with your audit of these financial statements of Nostalgia for the year ended December 31, 1995.

                          Very truly yours,

                          /s/ WERNER G. SEUBERT

                          Werner G. Seubert,
                          Vice-President